Exhibit 1
7th September, 2006
To,
The New York Stock Exchange,
New York,
U. S. A.
Dear Sir(s),
Sub: Investment in United Western Bank Limited (UWB).
We attach herewith letter received from HDFC Limited (our promoters) addressed to the Indian Stock Exchanges, which is self explanatory.
We wish to inform you that the Bank would consider investing in the equity shares of United Western Bank Limited, a public limited company, engaged in the business of banking, as may be offered in terms of HDFC’s above referred letter, subject to such terms and conditions as maybe stipulated by the Reserve Bank of India (RBI) and receipt of requisite regulatory and other approvals, by the Bank in this regard.
This is for your information and record.
Thanking you,
Yours faithfully,
for HDFC BANK LIMITED
Sanjay Dongre
Vice President (Legal)
& Company Secretary
Encl: As above